PROMISSORY NOTE


$12,000,000.00                                                 December 30, 1999

         FOR VALUE RECEIVED, CYGNET CAPITAL CORPORATION, an Arizona corporation ("Cygnet"), promises to pay to UGLY DUCKLING FINANCE CORPORATION, an Arizona corporation ("UD"), or order, at 2525 East Camelback Road, Suite 500, Phoenix, Arizona 85016, the sum of TWELVE MILLION DOLLARS ($12,000,000.00).

         This Promissory Note is payable as follows:

1. Principal and Interest. Interest shall accrue on the unpaid principal at the rate of nine percent (9.0%) per annum. The accrued interest shall be payable quarterly commencing on March 31, 2000, and continuing on the last day of each quarter thereafter until the Maturity Date or until the Promissory Note is paid in full. In any event, the entire principal balance together with accrued and unpaid interest shall become due and payable on December 30, 2009 ("Maturity Date"). If any payment of interest required hereunder is not paid when due and within five (5) days of written notice of non-payment, then Cygnet shall pay a "late fee" equal to five percent (5%) of the amount of the payment. This late fee may be assessed without notice, shall be immediately due and payable and shall be in addition to all other rights and remedies available to UD.

2. Payment by Redemption of Stock. Cygnet may make payment of up to Eight Million Dollars ($8,000,000) of the principal amount in Ugly Duckling Corporation common stock ("Stock") held by Ernest C. Garcia II valued at 98% of the average of the closing prices of the common stock on the Nasdaq National Market (or, if the stock is not then traded on the Nasdaq National Market, on the then principal trading market for the stock) for the ten (10) trading days prior to the execution and delivery of the Exercise Form attached hereto as Exhibit A; provided, however, that no such payment in Stock then violates any covenant, term or condition of any document or agreement or provision of law to which Ugly Duckling Corporation, or any of its subsidiaries or affiliates, is a party or is subject. Cygnet must confirm with UD a reasonable time in advance of any payment in stock that the proviso in the immediately preceding sentence does not apply and that the calculations set forth in the Exercise Form are accurate.

3. Subordination. This Promissory Note will be subordinated to the primary financing of Cygnet secured by the assets of Cygnet Dealer Finance, Inc. ("CDF"), an Arizona corporation (the "Senior Debt"). Notwithstanding this subordination, Cygnet may continue to make regular payments of interest and may make principal prepayments as long as there is no default on the Senior Debt. Cygnet agrees that it will not incur any other indebtedness (other than trade accounts payable and similar obligations) unless the indebtedness is subordinate to this Promissory Note on terms reasonably satisfactory to UD. Except as otherwise expressly agreed, Cygnet may make regularly scheduled payments of interest on subordinated indebtedness approved by UD if Cygnet is not in default on this Promissory Note, but may not make any other payments, including payments of principal, on such subordinated indebtedness without the consent of UD.

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4.       Prepayment.

(a) Cygnet may prepay this note and any accrued interest either in its entirety or in part at any time, without penalty to Cygnet.

(b) If the Sale Leaseback Properties (defined below) are not purchased by Ernest
C. Garcia II or one of his affiliates (the "Garcia Purchase") by March 31, 2000, Cygnet must prepay on or prior to that date the principal amount of Four Million Dollars ($4,000,000) of this Promissory Note. At any time while this Promissory
Note is outstanding, or at such time as it is prepaid, if the Garcia Purchase has occurred, whether before or after March 31, 2000, UD or any of its affiliates may purchase the Sale Leaseback Properties from Mr. Garcia or the purchasing affiliates of Mr. Garcia for the purchase price paid by Mr. Garcia or such affiliates. The "Sale Leaseback Properties" are those 17 properties in Arizona, New Mexico, and Texas sold to Imperial Credit Commercial Mortgage Investment Corp. ("Imperial") in 1998 and leased back from Imperial under long term leases in two sale/leaseback transactions.

5.       Security and Guaranty.

(a) This Promissory Note is secured by a Pledge Agreement which pledges all of Cygnet's shares of the capital stock of CDF as collateral for Cygnet's obligations hereunder.

(b) This Promissory Note is guaranteed by a Guaranty executed on even date herewith by Verde Investments, Inc., an Arizona corporation ("Verde") and by a Guaranty of even date herewith executed by CDF.

6. Event of Default. Other than as stated in Section 1, each of the following events shall constitute an event of default ("Event of Default") under this Promissory Note:

(a) notwithstanding the provisions of Section 3 hereof, the failure of Cygnet to pay or perform any of Cygnet's liabilities or obligations to UD under this Promissory Note which failure shall remain uncured for five (5) days after Cygnet's receipt of written notice of such failure;

(b) a material breach by Cygnet of any covenant, term or provision under this Promissory Note or the Pledge Agreement;

(c) a material breach by Cygnet of any covenant, term or provision of any indebtedness of Cygnet which is outstanding in a principal amount of at least $5,000,000 (but excluding indebtedness evidenced by this Promissory Note), and such breach shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such indebtedness; and

(d) in the event Verde (i) fails to maintain a minimum Net Worth (as defined in the Guaranty) of Thirty Million Dollars ($30,000,000.00) at all times until this Promissory Note is paid in full; or (ii) breaches any material provision of the Guaranty;

(e)      in the event CDF breaches any material provision of the Guaranty;

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(f) a material breach by Cygnet of any covenant,  term or provision of the Stock
Purchase Agreement of even date herewith among Cygnet, UD and other parties relating to the sale of CDF stock to Cygnet; and

(g) if either Cygnet, CDF or Verde becomes insolvent or bankrupt or admits in writing its inability to pay its debts as they mature, or makes an assignment for the benefit of creditors, or applies for or consents to the appointment of a trustee or receiver over a substantial part of its property; or if either
Cygnet, CDF or Verde commences any proceeding relating to any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding under the law of any jurisdiction; or if any such application or proceeding referred to in the preceding clause is commenced against it and it indicates its approval, consent or acquiescence; or if any order is entered appointing a trustee or receiver over any of Cygnet's, CDF's or Verde's property or adjudicating Cygnet, CDF or Verde bankrupt or insolvent, or approving the petition in any such proceeding, and such order remains in effect for thirty (30) days; or if any judgment, writ of attachment or any other legal process or proceeding for the execution upon, seizure of, or imposition of a lien upon, any of Cygnet's, CDF's or Verde's assets is entered or issued against Cygnet, CDF or Verde or against any of Cygnet's, CDF's or Verde's assets, which process or proceeding remains undismissed, unvacated, unbonded or unstayed for a period of thirty (30) days.

7. Acceleration. Upon the occurrence of an Event of Default, at UD's option, exercisable in its sole discretion (and automatically in the event of an Event of Default under Section 6(g)), all sums of principal and interest under this Promissory Note shall become immediately due and payable without notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor, or other notices of demand of any kind or character. Upon the occurrence of an Event of Default, UD shall also have the right to review all books and records relating to Cygnet.

8. Financial Covenant. For so long as any amount under this Promissory Note remains outstanding, Cygnet shall at all times maintain a minimum Net Worth of Eight Million Dollars ($8,000,000). "Net Worth" shall mean the total shareholders' equity (including capital stock, additional paid-in capital and retained earnings and subordinated debt other than this Promissory Note and any subordinated debt senior to this Promissory Note) less the total amount of loans and debts due from affiliate companies, shareholders, officers, and employees.

9. Notice. Any notice to Cygnet provided for in this Promissory Note shall be given by mailing such notice by certified mail addressed to Cygnet Capital Corporation, 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016,
Attention: Mr. Steven P. Johnson, Esq., or to such other address as Cygnet may designate by written notice to UD. Any notice to UD shall be given by mailing such notice by certified mail, return receipt requested, to UD at the address stated in the first paragraph of this Promissory Note, Attention: Jon Ehlinger, Esq., with a copy to Snell & Wilmer, L.L.P., One Arizona Center, Phoenix, Arizona 85004-2202, Attention: Steven D. Pidgeon, Esq., or at such other address as may have been designated by written notice to Cygnet.

10. Waiver. Neither Cygnet nor UD shall by any act of commission or omission be deemed to waive any of their respective rights or remedies hereunder unless such

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waiver be in writing and signed by the party to be bound thereby,  and then only to the extent specifically set forth therein; a waiver of one event shall not be construed as continuing or as a bar to or waiver of such right or remedy on a subsequent event. Notwithstanding anything to the contrary in this Section, Cygnet hereby waives presentment, demand, protest, or other notice of any kind in the collection of this Note and in filing suit hereon.

11. Expenses. Cygnet shall pay the reasonable attorneys' fees and costs incurred by UD in connection with the collection, enforcement and/or protection of its rights under this Note.

12. Governing Law. THIS NOTE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF ARIZONA, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTING PROVISIONS OR RULE THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF ARIZONA TO BE APPLIED. IN FURTHERANCE OF THE FOREGOING, THE INTERNAL LAW OF THE STATE OF ARIZONA WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS NOTE, EVEN IF UNDER SUCH JURISDICTION'S CHOICE OF LAW OR CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY.

13. Counterparts. This Promissory Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14. Headings. The headings of the Sections of this Promissory Note are for convenience only and shall not by themselves determine the interpretation of this Promissory Note.

15. Arbitration. Any controversy relating to this Promissory Note or relating to an Event of Default hereunder shall be settled by arbitration conducted in Phoenix, Arizona in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect. The award rendered by the arbitrator(s) shall be final and judgment upon the award rendered by the arbitrator(s) may be entered upon it in any court having jurisdiction thereof. The arbitrator(s) shall possess the powers to issue mandatory orders and restraining orders in connection with such arbitration. The expenses of the arbitration shall be borne by the losing party unless otherwise allocated by the arbitrator(s). The agreement to arbitrate shall be specifically enforceable under the prevailing arbitration law. During the continuance of any arbitration proceedings, the parties shall continue to perform their respective obligations under the Promissory Note.

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         IN WITNESS WHEREOF,  the undersigned has caused this Promissory Note to be executed as of the date above set forth,  and, if executed by a  corporation,
association,   or  partnership,   by  officers  or  partners  thereof,  properly
authorized in accordance with the enabling instruments of such entity, and a duly-adopted resolution of the governing body of such entity.

               CYGNET CAPITAL CORPORATION, an Arizona corporation


               By:   /S/ STEVEN P. JOHNSON
               ---------------------------
               Name:     Steven P. Johnson
               Its:      Secretary


ATTEST:
/S/ MARK SAUDER
---------------
    Mark Sauder




                  ACCEPTED AND AGREED TO:

                  UGLY DUCKLING FINANCE
                   CORPORATION, an Arizona corporation


                  By:    /S/ GREGORY B. SULLIVAN
                  ------------------------------
                  Name:      Gregory B. Sullivan
                  Its:       President

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                                    EXHIBIT A

                                  EXERCISE FORM

To:      Ugly Duckling Finance Corporation

1. The undersigned hereby elects to make payment of the principal amount pursuant to the Promissory Note dated December __, 1999, by tendering ______ shares of Ugly Duckling Common Stock, valued in accordance with Section 2 of the Promissory Note, as set forth below:

                  [describe calculation pursuant to Section 2]


Dated:
                       Ernest C. Garcia II



                       CYGNET CAPITAL CORPORATION, an Arizona corporation


                       By:
                       Name:
                       Its: